Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PFF Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-138201, 333-120113, 333-65816 and 333-20337) on Forms S-8 of PFF Bancorp, Inc. of our reports dated June 18, 2008, with respect to the consolidated balance sheets of PFF Bancorp, Inc. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of earnings (loss), comprehensive earnings (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008, and the effectiveness of internal control over financial reporting as of March 31, 2008, which reports appear in the March 31, 2008 annual report on Form 10-K of PFF Bancorp, Inc.

Our report contains an explanatory paragraph that states that the Company has experienced a significant net loss in 2008, which has resulted in a reduction in the Company’s available liquidity and regulatory capital. The Company would be unable to pay its outstanding debt obligations as they become due if the proposed acquisition is not consummated or another significant capital raising transaction does not occur, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report on the consolidated financial statements refers to changes in 2006 in PFF Bancorp Inc.’s method of accounting for share-based compensation.

KPMG LLP

Los Angeles, California

June 18, 2008